Exhibit 99.1

Collective Mining Announces the Appointment of Raphael Maracajá as Vice President Mining

TORONTO, June 9, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that Mr. Raphael Maracajá has been appointment as Vice President Mining, effective immediately. Mr. Maracajá is a senior mining professional with 20 years of international experience in both open pit and underground operations. He has held leadership roles in operations and technical services at companies such as Hudbay Minerals, Equinox Gold, Appian Capital and Yamana Gold. His expertise includes strategic mine planning, the implementation of new mining methods and systems and he has a proven track record of optimizing operations across North and South America. Mr. Maracajá holds a degree in Mining Engineering from the University of São Paulo, along with certifications from UBC, McGill, and CIM and is a prospective member of AusIMM.

Ned Jalil, CEO of Collective commented: "I am delighted to welcome Raphael to the Collective team. Raphael's deep technical expertise, leadership experience, and proven ability to optimize complex mining operations across the Americas will be invaluable as we continue to advance our Guayabales and San Antonio projects. Raphael's appointment strengthens our ability to deliver on our growth strategy and reinforces our commitment to building a world-class mining company grounded in operational excellence and responsible development."

2025 Annual Shareholder Meeting Update

Shareholders are reminded that the Company will hold its 2025 annual shareholder meeting on Monday June 16, 2025 at 9:30am ET (Toronto time). The Meeting will be held by way of Zoom video conference and the Company invites shareholders to participate in that manner where they will be permitted to ask questions and otherwise engage with the Company. To access the Meeting through Zoom, shareholders will need to download the application onto their computer or smartphone and once the application is loaded, open the following link: https://us06web.zoom.us/j/86476208646?pwd=zShol27rG7caG6YeAP8Sa98GY6mOjb.1. The Meeting ID is 864 7620 8646 and the Passcode is 322809. Shareholders are encouraged to vote their shares in accordance with the instructions as described in the Notice of Meeting and Management Information Circular.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, and drill a series of less advanced or newly generated targets including Trap, the Knife and X.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 12:35e 09-JUN-25